OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

MAGNABID INC.

9735 Wilshire Blvd #123
Beverly Hills, CA 90212

www.magnabid.com

28571 shares of Class A Non Voting Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

MagnaBid, Inc. (the "Company") is offering up to 285,714 shares of its Class A Non Voting Stock on a "best efforts" basis. The offering may continue until the earlier of June 30, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced as specified below:

- Thirty Five Cents ($0.35) per share for purchases of 1,000 shares for minimum investment equals to $350

Our target offering amount is ninety nine thousand nine hundred and ninety nine dollars and ninety cents ($9,999.90). We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $9,999.90, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Over subscriptions will be allocated in a first come, first served basis with the maximum of $106,999.90.

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing,we encourage you to refer to www.investor.gov.

There is currently no trading market for our Class A Non Voting Stock and we cannot guarantee that such a trading market for our Class A Non Voting Stock will ever exist. See "Transferability of Securities".

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Magna bid currently focuses on the medical and cosmetic market in Los Angeles with plans to grow nationally and globally. At Magnabid, doctors can create deals for the medical procedures they offer and patients can place a bid for the same category of services, with their desired price and location - . if there is a match between the two parties, we introduce them and charge the doctor a fee for the lead's information. We recently launched our private beta and are in the process of releasing our public beta. To date we have a database of a handful of doctors and we are actively working acquiring more healthcare professionals. Our customer base spans deal-hunters who are interested in cosmetic and medical procedures. Using our platform, they have the ability to choose their desired price for a procedure and either get matched with a doctor's officer or save their bid in a Wish List for doctors to match with in the future. We do not have any concerns about liabilities since we are strictly a lead-generation business and do not partake in buying and selling of medical services or recommending doctors. Our main competitors is ZendyHealth.com; we are fundamentally different from ZendyHealth in that they charge the patient a fee to find a doctor's offer that matches their bid, however, we charge the doctor a fee for matching patients' bids to their offers in our database.

The team

Officers and directors

Ben Mansouri	CTO
Pez Zarifian	CEO
Dr. Anita Sabeti	President

Ben Mansouri
Ben Mansouri is Magnabid's full time CTO and is a technology veteran with over 25 years of experience in developing software solutions for a wide range of companies. Prior to Magnabid, Ben has managed several software consulting companies and he has run Business Intelligence teams for companies such as SlickDeals, VCA, PeopleMedia. Ben pioneered PC software engineering programs in Iran and was named one of the best CTOs under 30.

Pez Zarifian
Pez Zarifian is Magnabid's CEO and a systems engineer in NASA’s Jet Propulsion Laboratory (JPL). He has led a number of highly complex software development projects at JPL and other companies. While working at JPL, Pez orchestrated a small team to develop a prototype for a programmable education robot for kids, called Quiby. Before joining JPL, Pez worked at University of Southern California's (USC's) Information Sciences Institute (ISI) , where he managed a number of technical projects. Pez is a USC graduate at Viterbi School of Engineering.

Dr. Anita Sabeti
Dr. Anita Sabeti is Magnabid's president and Medical director. She is a prestigious, board certified pediatrician and prior to joining MagnaBid, Anita was president of Luminix- Teen Skin Centers where laser technologies was used to help countless teenagers with skin problems. She is an attending at Cedars Sinai Medical Center and worked as voluntary attending at Women’s and Children’s Hospital, Los Angeles. Anita is a graduate of LAC-USC pediatric residency program.

Related party transactions

From time-to-time the Company's founders provide working capital through advances. These advances are meant to be short term, due on demand, and carry no interest. As of December 31, 2016 and 2015, the related party payables are carried on the accompanying balance sheets.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **1.** The cost of marketing MagnaBid to doctors and doctors' offers to patients could become a barrier to building a significant profit margin. This is a risk because we are marketing both to doctors and to patients and cost of marketing is our biggest expense.
- **2.** The cash-based marketplace could quickly become saturated with competitors. This is a risk because in the past years the cost of insurance deductibles and premiums have been increasing and we believe that for this reason there will be a significant shift towards direct-pay model. This is the reason why we believe that MagnaBid will have a sizable market but for this reason we could also have competitors.
- **3.** An unlikely revolutionary replacement for the Obama Administration's health care law, could discourage patients from favoring the cash-based offers from doctors. This is a risk because if the cost of deductibles and premiums are reduced, then patients will prefer to use their insurance service instead of directly paying doctors for their medical procedures.
- **4.** Lack of support from Angel Investors for seed round could delay the process of bootstrapping the business to the next round. This is a risk because our progress could get stalled due to lack of funding which could adversely affect MagnaBid's growth.
- **5.** We may not be able to generate enough traction during our pre-seed round to attract seed round or series-A investors. This is a risk because there is some uncertainty in the cost of marketing to doctors and patients. If this cost is higher than anticipated, our funding form this round will be stretched thin and we may not be able to create the traction that will attract investors in the following rounds of fundraising.
- **6.** We may not be able to increase conversion rates with rising traffic and have a slower growth than anticipated. This is a risk because conversion rate is a very unpredictable rate and many variables can contribute to the rise and fall of this rate.
- **7.** Our competitor's business model for charging the patient a referral fee vs. our business model which charges the doctor a referral fee, could become favorable among our customer base: the doctors. This is a risk because even though patients do not like being charged a deposit to be matched with a doctor (our competitor's model), doctors like the idea of patient paying a deposit because that way they are obligated to book an appointment. MagnaBid does not charge patients any fees. We only charge the doctors when we refer a patient to them. Each patient matched is not obligated to go to the doctor however both the patient and the doctor will have each others contact information so either party can contact the other to follow up on the bid-offer match.
- **8.** Our failure to attract and retain other high-quality personnel in the future, could

harm our business. This is a risk because, if our funding is limited in the future, we may not be able to attract high quality individuals, e.g. doctor recruiters, due to their higher salary demands.

- **9.** The valuation of the company is set internally, if valuation of the company is lower than current valuation on next rounds of financing, then value of current stocks would be greatly diminished. This is a risk because it by diminishing the value of current stocks we could lose future support of investors from this round of fundraising.
- **10.** Our aim is to become the first true medical marketplace in USA. If a near-future competitor starts in other states, then we will have to follow their footsteps and won't be the first in market. This is a risk because we believe that MagnaBid's major advantage is being "a first" - if we have to follow another business that is duplicating our business model, then we will have a hard time capturing the percentage of the direct-pay market that we are hoping to capture.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Anita Sabeti, 37.5% ownership, Common Stock
- Behnam Mansouri, 37.5% ownership, Common Stock
- Pezhman Zarifian, 25.0% ownership, Common Stock

Classes of securities

- Class A Non Voting Stock: 0

  All Authorized stock:

  The total number of shares of all classes of stock that the Corporation has authority to issue is 10,285,714 consisting of (A) 10,000,000 shares of the Corporation's common stock ("Common Stock"), and (B) 285,714 shares of "Class A Non Voting Stock".

  Through this campaign we are offering:

  Class A Non Voting Stock. The following rights, powers and privileges, and restrictions, qualifications, and limitations shall apply to the Class A Non Voting Stock.

  1. Same Rights as Common Stock. Except with respect to voting rights and as specifically provided in this Section, holders of the Class A Non Voting Stock shall have the same preferences, limitations, and relative rights as, and shall be identical in all respects to, the Common Stock.
  2. **No Voting Rights**. Except as required by the Delaware General Corporation Law, Class A Non Voting Stock shall not have the right to vote on any matter submitted to a vote at a meeting of shareholders of the Corporation, pursuant to these Bylaws.
  3. **Dividends.**
     - The holders of the Class A Non Voting Stock shall be entitled to

receive such dividends if any, as may be declared from time to time by the Board of Directors.
    - Notwithstanding Section (A) above, no dividend will be paid or authorized and set apart for payment on any Class A Non Voting Stock for any period unless the Corporation has paid or authorized and set aside for payment in the same period, or contemporaneously pays or authorizes and sets aside for payment, an equal amount to be paid as a dividend on the Common Stock.
  4. **Distributions**. The holders of the Common Stock and the Class A Non Voting Stock shall be entitled to receive, upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, all of its remaining assets.
  5. **Issuance**. Class A Non Voting Stock may be issued from time to time on such terms and for such consideration, as shall be determined by the Board of Directors.
- Common Stock: 600,000

  Common Stock. The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

  1. **Voting**. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the unanimous written consent of the Board of Directors pursuant to Appendix A, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.
  2. **Dividends**. The holders of the Common Stock shall be entitled to receive such dividends if any, as may be declared from time to time by the Board of Directors.
  3. **Distributions.** The holders of the Common Stock and the Class A Non Voting Stock shall be entitled to receive, upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, all of its remaining assets, tangible and intangible, of whatever kind available for distribution to the shareholders, ratably in proportion to the number of Common Stock and Class A Non Voting Stock held by each, with each share being proportionally equal in relation to the sum of the two classes.
  4. **Issuance**. Common Stock may be issued from time to time on such terms and for such consideration as shall be determined by the Board of Directors.

What it means to be a Minority Holder

A minority shareholder owns less than half of a company. As a result, if a dispute arises over the sale or distribution of assets, or another issue requiring shareholder votes, a minority shareholder doesn't have voting strength on his/her own.

The class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the Founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of the Class A Non Voting Stock, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Magnabid may, at its sole and absolute discretion, choose to issue additional Class A Non Voting Shares on such terms as the Company may decide, including but not limited to, employees, independent contractors, and other service providers. This may lead to dilution.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the

Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Financial Statements

Our financial statements for the years ending December 31, 2016 and 2015 can be found in our financial statement attached.

Financial Condition

The Company generates revenue by charging health care providers a referral fee for every patient bid matched with their offer. We plan to charge the health care providers 3% of the price tag of the offer(s) they promote on our site, or a maximum of $10, whichever is less.

Since our technology was in development mode, we did not generate any revenue till now.

Results of Operations

Year ended December 31, 2016 compared to year ended December 31, 2015. Our company was incorporated on November 20th, 2015. As such, our financial statement for the year ending December 31, 2015 reflects the period between the date of incorporation and the end of the fiscal year. For both year ending December 31, 2015, and year ending December 31, 2016, the Company did not have any revenue, cost of sales, or gross margins. The total of expenses for the year ending December 31, 2015 was $7372 and the total of expenses for the year ending December 31, 2016 was $18,245 (see "Expenses").

Financial Milestones

Financial Milestones

- November 2015 (company launched) - March 2017: Initial funding by Founders for development of website and sign-up of Beta users
- March 2017 - April 2017: pre-seed fundraising through StartEngine.com
- October 2017 - Revenue generation begins, and seed round fundraising campaign begins
- April 2018 - Series A fundraising campaign begins
- April 2019 - MagnaBid aims to show profit to investors

Liquidity and Capital Resources

Liquidity and Capital Resources

Since its inception in 2015, the Founders contributed a total of $29,660.13 to the Company. This fund was spent on technology development, marketing, and professional services. Concurrent with this offering, the Company reserves the right to raise up to an additional $500 thousand through a private placement of its Class A Non Voting Stock pursuant to Rule 506(c) under the Securities Act. Together with the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, and to fund working capital. See "Use of Proceeds" below. The Company believes that the funds from the this offering will enable it to fund operations through October 2017, when, based on current assumptions, revenue generation and seed round fundraising campaign begins.

Expenses

The Company's expenses consist of, among other things, marketing expenses, fees for professional services, and development of our technology. The majority of our expenses in 2015 was due to development of our website's front end and professional services for setting up our company. The majority of our expenses in 2016 was due to development of our website's backend, marketing tests, and additional legal services . We expect that the majority of our expenses in 2017 will be due to marketing, client relations, and acquiring new users, as well as further development of our technology and addition of functionalities to our site.

In case we exhaust the funding generated through this round of fundraising. we will consider another round of fundraising or a bank loan.

Revenue

We have not had any revenues to date. We are planning to offer free trials to the healthcare professionals that we sign on. Therefore, we do not expect to have any revenues for the first two quarters of fiscal year 2017.

Valuation

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$3,500,000.00

We have not undertaken any efforts to produce a valuation of the company. The price of the common stock merely reflects the opinion of the CEO and management of Magnabid as to what a fair value would be.

USE OF PROCEEDS

Below is a percentage distribution of how we plan to spend the proceeds form this round of fundraising. These percentages are expected to be approximately the same regardless of the amount of the proceeds.

- **StartEngine.com**: 6% of the proceeds from this round of fundraising has been allocated to StartEngine.com costs and expenses.
- **Doctors Acquisition**: we expect to spend about 40% of the proceeds from this round of fundraising on bringing doctors to our marketplace. We will need to hire representatives who would meet with doctors on our behalf, introduce them to our site, help them sign up, and enter their offers into their profile on our website.
- **Patient Acquisition**: we expect to spend about 20% of the proceeds from this round of fundraising on marketing for patient acquisition. We will primarily use social media marketing to introduce patients to our site. Our plan is to attract patients to the offers created by doctors using landing pages. Our goal is to start with directly marketing doctors' deals to patients in order to attract a group of early-adopters to our site. Once our early-adopters see the benefit in our

services, we expect that word of month will draw more users to our marketplace and therefore reduce the cost of our marketing, both for representatives to sign up doctors, and for online marketing to bring patients to our site.
- **Improving the technology**: we have allocated about 15% of the proceeds from this round of fundraising to further improving our website's current functionalities and user-firendliness, as well as developing future capabilities. One example of these future capabilities the functionalities that would allow the patient to book and appointment with a doctor that they have been matched with.
- **Professional Services**: we have allocated about 10% of the proceeds from this round of fundraising to professional services such as legal and financial assistance. We will require legal assistance for business-specific literature such as Terms of Use for our website. We will also need financial assistance to streamline our accounting with doctors as well as getting us ready for future rounds of fundraising.
- **Miscellaneous**: we have allocated 5% of the proceeds from this round of fundraising to miscellaneous items that are necessary for the day-to-day operations of our business. These items include but are not limited to: office supplies, temporary office spaces for meetings, server space, printed marketing materials, etc.
- **Margin**: we have allocated 4% of the proceeds from this round of fundraising to margin in order to cover any unforeseen expenses.

These percentages holds true for both the minimum to maximum.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

There will be no irregular Use Of Proceeds

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Filings

The company will make annual filings available on its company website.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MAGNABID INC.

[See attached]

MAGNABID INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2015

MAGNABID INC.
Index to Financial Statements
(unaudited)

MAGNABID INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Assets		
Current assets:		
Cash	$ 104	$ 395
Total current assets	104	395
Property and equipment, net	-	-
Total assets	$ 104	$ 395
Liabilities and Stockholders' Deficit		
Current liabilities:		
Related party advances	24,517	17,436
Total current liabilities	24,517	17,436
Total liabilities	24,517	17,436
Commitments and contingencies (Note 3)	-	-
Stockholders' Deficit:		
Common stock	600	600
Additional paid-in capital	604	604
Accumulated deficit	(25,617)	(18,245)
Total stockholders' deficit	(24,413)	(17,041)
Total liabilities and stockholders' deficit	$ 104	$ 395

See accompanying and notes to the financial statements

MAGNABID INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	6,822	16,940
Sales and marketing	550	737
Total operating expenses	7,372	17,677
Net loss	$ (7,372)	$ (18,245)

See accompanying and notes to the financial statements

MAGNABID INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Inception	6,000,000	$ 600	$ -	$ -	$ 600
Contributed capital	-	-	604	-	604
Net loss	-	-	-	(18,245)	(18,245)
December 31, 2015	6,000,000	600	604	(18,245)	(17,041)
Net loss	-	-	-	(7,372)	(7,372)
December 31, 2016	6,000,000	$ 600	$ 604	$ (25,617)	$ (24,413)

See accompanying and notes to the financial statements

MAGNABID INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (7,372)	$ (18,245)
Net cash provided used in operating activities	(7,372)	(18,245)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds - related party advances	7,081	17,436
Proceeds from founders shares	-	600
Proceeds from capital contributions from founders	-	604
Net cash provided by financing activities	7,081	18,640
Increase (decrease) in cash and cash equivalents	(291)	395
Cash and cash equivalents, beginning of year	395	-
Cash and cash equivalents, end of year	$ 104	$ 395
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

MAGNABID INC. was formed on November 20, 2015 ("Inception") in the State of Delaware. The financial statements of MAGNABID INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

MAGNABID INC. will be operating an online medical market place to generate leads for medical professionals by connecting their offers for medical and cosmetic procedures with matching bids placed by customers and patients on the same set of procedures. If there is not match for a bid placed by a patient on a procedure, the patient can choose to place their bid on a Wish List and wait to be connected with a doctors office in the future.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from lead generation for medical professionals when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company is in negotiations with independent contractors, and other service providers to compensate their effort through issuing of stock options. The Company has not yet formally granted any options.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. Upon Inception, the founders were issued 6,000,000 shares. During 2015, the company's founders paid the par value for their shares and contributed an additional $604.

NOTE 5 – RELATED PARTY TRANSACTIONS

From time-to-time the Company's founders provide working capital through advances. These advances are meant to be short term, due on demand, and carry no interest. As of December 31, 2016 and 2015, the related party payables are carried on the accompanying balance sheets.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through February 27, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

MAGNABID INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

I, Pezhman Zarifian, the Chief Executive Officer of MAGNABID INC., hereby certify that the financial statements of MAGNABID INC. and notes thereto for the periods ending December 31, 2015 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects.

IN WITNESS WHEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 27th day of February, 2017.

Pezhman Zarifian

Pezhman Zarifian
Chief Executive Officer
MAGNABID INC.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

MAGNABID is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



PLAY VIDEO
MAGNA Bid

9
Hours Left

118
Investors

$99,999.90+
Raised of $10K - $100K goal

Invest Now

$350.00 minimum investment

MAGNABID

Bid and get matched with the best

Small OPO · Beverly Hills, CA · Health Tech · US Investors Only

Overview | Team | Terms | Updates | Comments | Share

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MAGNA Bid
BID AND GET MATCHED WITH THE BEST
An online marketplace where patients are matched with doctors

Rethinking the way doctors and patients connect.

Name Your Price | Find Your Doctor

MagnaBid is an online medical marketplace that works like Priceline. Patients can name their price for a medical or cosmetic procedure and get matched with a doctor's offer.

Built By Healthcare Professionals
Dr. Anita Sabeti created MagnaBid out of her own frustration with existing medical marketing solutions. She found that health industry middlemen were prohibiting patients from securing procedures at affordable prices and doctors were stuck seeking new patients through inconvenient sites like Groupon and Yelp.

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With the help of her husband and computer scientist, Ben Mansouri, and his cousin Pez Zarifian, who works for NASA-JPL, the three developed an online platform that gives doctors like Dr. Anita, the flexibility to customize offers based on their schedules and let patients name their price. MagnaBid currently has a community of early-adopters in Southern California and with your investment plans to gradually cover the entire United States.

How It Works
Unlike our competitors who are charging patients upfront or require a subscription fee and can take up to two weeks to reply with an offer, MagnaBid is 100% free for patients and requires nothing more than a cell phone number to place a bid.
Once a bid is entered on our site, our algorithm quickly searches for a comparable offer from participating doctors and instantly matches the doctor with patient.
Patients also have the flexibility to put their bid in their "WishList" and we will negotiate their requested price with doctors on their behalf.

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Investment

$0.35/share | When you invest you are betting the company's future value will exceed $3.5M.

MagnaBid believes in empowering patients to find their desired procedures at an affordable price while providing doctors with a truly hassle-free and low-cost platform to market their business.

What We Have Accomplished So Far

To date we have been focused on developing our bid-to-offer matching algorithms and the development of our website. Our site is fully developed for the first phase of our functionalities: doctors can now create and manage their offers under their profile and patients can bid on their favorite medical procedures. We have also implemented our Wish List algorithm which allows the patient to keep their bid in our database if there is no immediate match for their bid.

In the next few weeks MagnaBid will be ready for prime-time and we need your help to reach out to more doctors and patients and get the word out about MagnaBid.com. Our goal is to provide a world-class customer service to our new client base.

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MAGNABID.COM


www.magnabid.com
Why Magnabid?
PROVIDER LOGIN
PATIENT LOGIN
Service delivered on your terms within 15 miles of West Los Angeles
All
Click here to select a medical service
Name your Price
GET STARTED
Bid Now & Save on Popular Medical Procedures
Take the Tour
Leave a Message

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Doctor's Dashboard


ADD AN OFFER
Min Price:
$ 500
Facelift IPL
Beverly Hills
Min Price:
$ 260
Acne Treatments Laser Theraclear - 1 Session
Beverly Hills
Min Price:
$ 400
Acne Treatments Laser Theraclear - 6 Sessions
Beverly Hills
Min Price:
$ 100
Acupuncture One Treatment
Beverly Hills

Patient's Dashboard


$420 - Tattoo Removal
BestCare Beverly Hills
$360 - Hair Removal
BestCare Beverly Hills
$400 - Acne Treatments
Anita Sabeti

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What Makes Our Product Different

From the beginning, we aimed to create a website that would truly benefit both patients and doctors - MagnaBid was created by a doctor, for doctors, and for the benefit of patients. Our site is 100% free for the patients, which allows them to place their bids as soon as they sign up using their (validated) cell phone number. Our medical board conducts a thorough background check of the doctors who sign up with us in order to ensure that only certified providers can offer their procedures through our site. When a match is made, the doctor is charged 3% of the price tag of the offer, or $10, whichever is less and we introduce the patient and the doctor - this relatively small fee allows for lower cost of customer acquisition for the doctors.

1. MagnaBid uses instant smart match
patients instantly see the result of their bids and doctors are instantly notified when a match is made.

2. MagnaBid is easy to use
doctors can create a profile in seconds and set up their offers immediately. Patients only need a valid phone # to place a bid.

3. MagnaBid is free to signup
no cancellation fees and no hidden fees. Doctors only pay when their offer is matched with a patient's bid.

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4. MagnaBid is affordable
doctors only pay a small fraction of the price they set for their offer for a match with a targeted potential customer.

5. MagnaBid is flexible
doctors have full control over their offers. They can turn their offers on, off, or modify their terms at any time to fill gaps in their schedule.

6. MagnaBid is confidential
doctor's offer will only be seen by patients who have been matched with it

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Current Procedures People Can Find on MagnaBid.com

COSMETICS
Botox
Facelift
Breast Implants
Hair Removal
Tummy Tuck
Facial Treatments

DENTAL
Teeth Cleaning
Teeth Whitening
Dental Implants
Invisalign
Porcelain Veneer
Dental Filling

MEDICAL
Botox
FaceLift
Breast Implants
Hair Removal
Tummy Tuck
Facial Treatments

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MENTAL HEALTH
Hypnosis
Therapy Sessions
Tova Test
Bio Feedback

VISION
Lasik
Astigmatic Keratotomy
Eye Exam
Cataract

WEIGHT LOSS
Coolsculpting
Liposuction
Ultrasonic Lipoplasty
Weight Loss Surgery

Our Market and Industry

According to PricewaterhouseCoopers' (PwC) April 10, 2014 article, the U.S. healthcare market was a $2.8 trillion dollar market.

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According to Centers for Medicare and Medicaid Services:

- After 5.3% growth in 2014, national health spending is projected to have grown 5.5% in 2015.
- The national health spending is projected to grow at an average rate of 5.6% per year for 2016 to 2025.

Based on these estimates, we calculate the size of the healthcare market to be $3.1 trillion today and to grow to $5.1 trillion by 2025.


Historic and Projected Growth in the Healthcare Market
U.S. BILLION
6
5
4
3
2
1
0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
YEAR

The size of the healthcare market was predicted using data found on PwC Health Research Institute's website.

PwC's Health Research Institute predicts that this market will soon undergo significant changes by disruptive technologies similar to those that reshaped the retail, banking and travel markets. The same report also suggests that healthcare providers should consider payments as a way to differentiate themselves, noting that retailers, airlines, restaurants and others have used payments to attract customers and build consumer trust, loyalty and satisfaction. Examples of these novel payment methods include Amazon.com's one-click shopping and Walmart's WalmartPay.
https://www.pwc.com/us/en/health-industries/healthcare-new-entrants/assets/pwc-hri-new-entrant-chart-pack-v3.pdf

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Why Now Is The Best Time For MagnaBid.com


Average Family Premium as a Percentage of Median Family Income, 1999-2020
% of Median Family Income
30%
25%
20%
15%
10%
5%
0%
11%
12%
13%
14%
16%
17%
18%
18%
18%
18%
18%
19%
19%
19%
20%
20%
21%
21%
22%
22%
23%
24%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Year

Source: Commonwealth Fund calculations based on Kasier/HRET, 1999-2008 MERS-IC; U.S. Census Bureau, Current Population Survey; Congressional Budget Office.

Why Now?

Now more than ever, the doctor-patient community is in need of MagnaBid.com. With the rising cost of insurance premiums and deductibles, our nation is in need of a more efficient system to remove the middleman and directly connect patients to doctors. The dizzying rise in the cost of health care has reduced the purchasing power of many lower and middle class families. Thereby, impacting their quality of life, which is what the health care system was meant to help sustain in the first place! At the same time so many necessary procedures are labeled as "cosmetic" (e.g. LASIK, breast reduction surgery, ENT procedures related to snoring, etc.) by insurance companies and not covered. Many patients are incapable of paying for these expensive procedures out of pocket unless they are able to find an affordable offer from a doctor directly.

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On the other side of this equation are the doctors in our community whose businesses are suffering from obscene marketing costs, forcing many to hustle to do side jobs only to maintain their business. The cost of inefficient marketing platforms has been skyrocketing; despite the obvious lack of benefit to both doctors' businesses and patients' ability to systematically find affordable procedures.

Media's View On The Future Of Our Business Model

On January 26, 2017, an article in Times magazine noted that "nowadays many of the people seeking cash-based care are middle-class Americans with high-deductible insurance plans. For a patient with an $11,000 family deductible, for example, it might make more sense to seek out a cash-based center". The same article also mentioned that "with the Affordable Care Act on the chopping block, **many experts expect the free-market model to take off**. While congressional Republicans have yet to produce a viable replacement for the Obama Administration's health care law, almost any change is likely to result in more Americans' choosing high-deductible insurance plans, which would help **fuel the cash-based marketplace for years to come**." Source: Times Magazine

MagnaBid aims to serve cash-only physicians as well as those who have direct-pay deals for their patients. However it is interesting to note that according to an article on the Southern California Public Radio (SCPR) website "[the number of cash-only physicians] have been growing by 25 percent a year over the past four years." - this trend suggests a shift away from traditional doctor-insurance-patient relationship towards a direct doctor-patient only relationship.

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Our Team



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From left to right, Ben Mansouri (CTO), Camelia Sehat (RN, Advisor and wife of CEO), Pez Zarifian (CEO), DR. Anita Sabeti (President and wife of CTO)

November 2015

Our Company Launched!

MagnaBid was incorporated as a Delaware S-Corporation

May 2016



Magnabid Introduced to Los Angeles Doctors at DoctorCpr Spring Event 2016

Team presented Magnabid site to over 200 Doctors at event and started doctor Signup

June 2016



Launch of MagnaBid's private beta site

We launched our private beta site with the primary functionalities.

Dec 2016


Bid Now & Save on Popular Medical Procedures

Launched version 1.2

Improved look and feel of main page. Added new search functionalities, Doctor Reporting functionalities, ...

March 2017

Beginning of our pre-seed fundraising with StartEngine

Our company seeks $100K from everyday investors for our proof-of-concept campaign

April 2017


Register your service with MagnaBid

Build Up Medical Marketing and Sales team

Start Marketing and add doctors to our network in Los Angeles Metropolitan Area

June 2017



Start marketing and advertising for Patients

Start heavily with Social Media, Paid Social media, PR, etc... to put Magnabid on the map for patients

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Meet the Founders



Dr. Anita Sabeti

President

Dr. Anita Sabeti is Magnabid's president and Medical director. She is a prestigious, board certified pediatrician and prior to joining MagnaBid, Anita was president of Luminix- Teen Skin Centers where laser technologies was used to help countless teenagers with skin problems. She is an attending at Cedars Sinai Medical Center and worked as voluntary attending at Women's and Children's Hospital, Los Angeles. Anita is a graduate of LAC-USC pediatric residency program.



Ben Mansouri

CTO

Ben Mansouri is Magnabid's full time CTO and is a technology veteran with over 25 years of experience in developing software solutions for a wide range of companies. Prior to Magnabid, Ben has managed several software consulting companies and he has run Business Intelligence teams for companies such as SlickDeals, VCA, PeopleMedia. Ben pioneered PC software engineering programs in Iran and was named one of the best CTOs under 30.



Pez Zarifian

CEO

Pez Zarifian is Magnabid's CEO and a systems engineer in NASA's Jet Propulsion Laboratory (JPL). He has led a number of highly complex software development projects at JPL and other companies. While working at JPL, Pez orchestrated a small team to develop a prototype for a programmable education robot for kids, called Quiby. Before joining JPL, Pez worked at University of Southern California's (USC's) Information Sciences Institute (ISI) , where he managed a number of technical projects. Pez is a USC graduate at Viterbi School of Engineering.

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Offering Summary

MagnaBid, Inc. (the "Company") is offering up to 285,714 shares of its Class A Non Voting Stock on a "best efforts" basis. The offering may continue until the earlier of June 30, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced as specified below:

- Thirty Five Cents ($0.35) per share for purchases of 1,000 shares for minimum investment equals to $350

Our target offering amount is ninety nine thousand nine hundred and ninety nine dollars and ninety cents ($99,999.90). We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $99,999.90, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Over subscriptions will be allocated in a first come, first served basis.

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing,we encourage you to refer to www.investor.gov.

There is currently no trading market for our Class A Non Voting Stock and we cannot guarantee that such a trading market for our Class A Non Voting Stock will ever exist. See "Transferability of Securities".

Irregular Use of Proceeds

There will be no irregular Use Of Proceeds

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

VIDEO TRANSCRIPT (Exhibit D)

Healthcare costs have gone through the roof.

And when a procedure isn't covered by insurance, just thinking aboutthe cost can be scary.

We can name our price and find the cheapest rates for hotels and flights on Priceline. Why isn't there a similar technology for medical services not covered by insurances?

Now there is!It is called MagnaBid!

MagnaBid lets you name the price you want to pay for a medical procedure, and matches you with a doctor in your area that is willing to take your "bid".

Our technology is revolutionizing the healthcare industry to help you access the best medical services at the lowest cost.

Our medical board hand picks the best providers so you can be sure you're not getting matched with Joe the Doctor who does root canals out of his '89 Corolla!

Best of all,our service is free. Just go to our website choose your desired medical service,

place your bid, and save money!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 6% (six percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.